Journey Resources Corp.

August 31, 2007
(Expressed in Canadian Dollars)

Consolidated Financial Statements
(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

JOURNEY RESOURCES CORP.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	August 31,	November 30,
	2007	2006
	(Unaudited)	(Audited)
	$	$
ASSETS
CURRENT
Cash	50,678	30,474
Accounts Receivable	1,366	1,366
GST Recoverable	6,163	16,167
Share Subscriptions Receivable (Note 10)	1,000	169,000
Prepaid Expenses	36,568	56,947

	95,775	273,954

Marketable Securities (Note 4)	125,000	219,037
Due from Related Parties (Notes 10)	10,000	18,203
Reclamation Bond (Note 5)	6,818	6,818
Property and Equipment (Note 7)	253,176	8,395
Mineral Properties (Note 6)	3,091,068	2,781,047

	3,581,837	3,307,454

LIABILITES
CURRENT
Accounts Payable and Accrued Liabilities	63,150	498,440
Sort-Term Loan (Note 9)	200,000	-

SHAREHOLDERS’ EQUITY
Share Capital (Note 8)	8,045,918	6,626,840
Contributed Surplus (Note 8)	934,405	924,607
Comprehensive Income	(62,937)	-
Deficit	(5,598,699)	(4,742,433)

	3,318,687	2,809,014

	3,581,837	3,307,454

Nature and Continuance of Business (Note 1)
Commitment (Note 11)
Subsequent Events (Note 13)

Approved by the Directors:

“Jatinder (Jack) Bal”	“Clint Sharples”
Jatinder (Jack) Bal, Director	Clint Sharples, Director

3

JOURNEY RESOURCES CORP.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
(Unaudited)

	For The Three Months Ended		For The Nine Months
	August 31,		Ended August 31,
	2007	2006	2007	2006
	$	$	$	$
EXPENSES
Advertising and Communications	9,141	1,483	12,930	38,192
Amortization	683	79	2,051	238
Consulting Fees	23,251	109,803	102,473	188,044
Filing and Transfer Agent Fees	7,224	5,371	33,974	25,291
Investor Relations	155,644	65,224	457,528	148,236
Management Fees (Note 10)	21,000	24,000	63,000	77,000
Office	42,557	22,790	132,589	50,558
Professional Fees	19,511	32,207	59,871	119,915
Rent	9,275	10,572	37,039	19,585
Stock Based Compensation (Note 8)	(26,349)	-	57,108	178,344
Travel	4,059	2,722	17,009	27,969

	265,996	274,251	975,572	873,372

LOSS BEFORE OTHER ITEMS	(265,996)	(274,251)	(975,572)	(873,372)

Interest Income	33	-	378	8,004
Gain on Sale of Marketable Securities	68,862	-	118,928	-

NET LOSS FOR THE PERIOD	(197,101)	(274,251)	(856,266)	(865,368)

Deficit, Beginning of the Period	(5,401,598)	(3,873,325)	(4,742,433)	(3,282,208)

DEFICIT, END OF THE PERIOD	(5,598,699)	(4,147,576)	(5,598,699)	(4,147,576)

BASIC AND DILUTED LOSS PER SHARE	(0.01)	(0.01)	(0.04)	(0.05)

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING	28,849,824	20,176,173	26,899,853	18,749,657

JOURNEY RESOURCES CORP.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	For The Three Months Ended		For The Nine Months Ended
	August 31		August 31
	2007	2006	2007	2006
	$	$	$	$
CASH WAS PROVIDED FROM
(UTILIZED FOR):

OPERATING ACTIVITIES
Net Loss for the Period	(197,101)	(274,251)	(856,266)	(865,368)

Non-Cash Items:
Amortization	683	79	2,051	238
Stock Based Compensation	(26,349)	-	57,108	178,344
Gain on Sale of Marketable Securities	(68,862)	-	(118,928)	-

	(291,629)	(274,172)	(916,035)	(686,786)

Change in Non-Cash Working
Capital Accounts (Note 12)	113,794	64,127	(404,907)	(77,718)

	(177,835)	(210,045)	(1,320,942)	(764,504)

FINANCING ACTIVITIES
Advances from Related Parties	-	-	8,203
Shares Issued for Cash	1,283,161	112,500	1,283,161	1,476,220
Subscription Receivable	50,000	-	168,000	(69,800)
Share Issue Costs	(1,152)	-	(63,393)	(91,056)
Proceeds From Sale of Marketable Securities	231,754	-	337,964	-
Short-Term Loan	200,000	-	200,000	-
Option Payments Received	320,872	-	320,872	-

	2,254,807	112,500	2,254,807	1,315,364

INVESTING ACTIVITIES
Purchase of Equipment	(246,832)	-	(246,832)	(6,633)
Mineral Properties Costs	(666,829)	(586,384)	(666,829)	(767,674)
Reclamation Bond	-	-	-	(6,818)

	(913,661)	(586,384)	(913,661)	(781,125)

(DECREASE) INCREASE IN CASH	20,204	(683,929)	20,204	(230,265)

Cash, Beginning of the Period	116,830	744,377	30,474	290,713

CASH, END OF THE PERIOD	50,678	60,448	50,678	60,448

Supplemental Cash Flow Information (Note 12)

JOURNEY RESOURCES CORP.
Notes to the Consolidated Financial Statements
August 31, 2007
(Expressed in Canadian Dollars)

NOTE 1 – NATURE AND CONTINUANCE OF BUSINESS

Journey Resources Corp. (the “Company”) is a mineral exploration resource company listed on the TSX Venture Exchange. The Company was incorporated on March 29, 2000, under the Company Act of British Columbia, under the name Access West Capital Corporation. Subsequently, the Company changed its name to Journey Unlimited Omni Brand Corporation, and on November 4, 2005, to Journey Resources Corp.

The Company is presently in the business of acquisition, exploration and development of mineral properties. It presently owns mining concessions in Guerrero State, Mexico, and mineral claims in Idaho, U.S.A.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. The Company continues to incur operating losses, and has a consolidated deficit of $5,598,699 as at August 31, 2007.

The Company's ability to continue operations is uncertain and is dependent upon its ability to obtaining new sources of financing. The outcome of these matters cannot be predicted at this time. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Interim financial statements

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of their application as the annual financial statements. These interim financial statements do not include in all respects the annual disclosure requirements of generally accepted accounting principles and should be read in conjunction with the most recent annual statements.

b)	Basis of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned Mexican subsidiary, Minerales Jazz S.A. de C.V. (Note 3), and its two wholly-owned inactive subsidiaries, Journey Unlimited Equipment Inc. (Canada) and Journey Unlimited Equipment Inc. (U.S.A.). All inter- company transactions and balances have been eliminated (Note 3).

c)	Foreign Currency Translation

The Company’s foreign operations are determined to be of an integrated nature and are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the rate of exchange in effect as at the balance sheet date and non-monetary assets and liabilities are translated at their applicable historical rates. Revenues and expenses are translated at the average rates prevailing for the year, except for amortization which is translated at the historical rates associated with the assets being amortized. Foreign exchange gains and losses from the translation of foreign operations are reflected in operations for the current year.

d)	Marketable Securities

The Company owns common shares of Wits Basin Precious Minerals Inc. (“Wits Basin”). Upon the adoption of new accounting polices on November 30, 2006, the Company carries these shares at their market value.

JOURNEY RESOURCES CORP.
Notes to the Consolidated Financial Statements
August 31, 2007
(Expressed in Canadian Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

e)	Property and Equipment

Property and equipment are recorded at cost and amortized at the following rates on a declining balance basis, except in the year of acquisition, when one half of the rates are used:

Furniture and Fixtures	20%
Exploration Equipment	20%
Computer Equipment	30%

f)	Mineral Properties

The Company’s mineral properties are in the exploration stage and therefore, the Company capitalizes all expenditures related to the acquisition, exploration and development of mineral properties until such time as the properties are placed into commercial production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit-of-production basis based on proven and probable reserves. Costs of abandoned properties are written off to operations. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Adjustments to carrying value due to impairment are charged to operations.

Property option payments received are credited against the cost of mineral properties. Where option payments received exceed the recorded acquisition costs of mineral claims, the amount in excess of the capitalized costs is credited to operations.

The Company has not yet determined the amount of reserves available on the properties owned. The recoverability of the capitalized costs for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties and on future production or proceeds of disposition. The Company assesses the impairment of a mineral property whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Recoverability of the capitalized costs is then determined by a comparison of the carrying amount of the property to future undiscounted net cash flows expected to be generated by the mineral property. If such mineral property is considered to be impaired, that property is written down to its estimated net realizable value.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest in accordance with general industry standards, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and therefore title may be affected.

g)	Asset Retirement Obligation

The Company records the fair value of a liability for an asset retirement obligation, including site closure and reclamation costs associated with exploration activities on its mineral properties, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets by that amount. The liability is accreted over time for changes in the fair value through charges to accretion expense. The costs capitalized to the related assets are depleted to earnings in a manner consistent with the underlying assets.

As at August 31, 2007, the Company has determined that it does not have material obligations for asset retirement obligations.

JOURNEY RESOURCES CORP.
Notes to the Consolidated Financial Statements
August 31, 2007
(Expressed in Canadian Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

h)	Impairment of Long-Lived Assets

Long-lived assets are reviewed by the Company for possible impairment whenever events or changes in circumstances indicate that carrying value of an asset may not be recoverable. An impairment loss is recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flow expected to result from the use of the asset and its eventual disposition. As at August 31, 2007, management believes there has been no impairment of the Company’s long-lived assets.

i)	Share Capital and Stock Based Compensation

The Company records proceeds from share issuances net of related share issue costs. Share capital issued for non-monetary consideration is recorded at an amount based on the quoted market value of the Company’s shares on the date of share issuance.

The Company has a plan for granting stock options to management, directors, employees and consultants. The Company recognizes compensation expense for options granted under this plan and brokers warrants issued under the fair value based method in accordance with CICA Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. The fair value of each option grant is estimated on the date of the grant and recognized over the vesting period, with the offsetting amounts credited to contributed surplus. The Company estimates the fair value of each grant using the Black-Scholes option-pricing model. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus amount is transferred to share capital.

j)	Loss Per Common Share

Basic loss per common share is calculated using the weighted average number of shares issued and outstanding during the year. Diluted loss per share is the same as basic loss per share as the issuance of shares on the exercise of stock options and warrants would be anti-dilutive.

k)	Income Taxes

The Company accounts for income taxes using the asset and liability method, whereby future tax assets and liabilities are determined based on differences between the financial reporting and the tax bases of assets and liabilities. These differences are measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. Income tax assets, including the benefit of income tax losses available for carry-forward, are only recognized to the extent that it is more likely than not that the Company will ultimately realize those assets.

l)	New Accounting Policies

Effective November 30, 2006, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments - Recognition and Measurement; and Section 3865, Hedges, retroactively without restatement. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated. The adoption of these Handbook Sections had no impact on opening deficit.

JOURNEY RESOURCES CORP.
Notes to the Consolidated Financial Statements
August 31, 2007
(Expressed in Canadian Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

l)	New Accounting Policies (Continued)

Under Section 3855, financial instruments must be classified into one of these five categories: held-for- trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading, financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

m)	Financial instruments

Upon adoption of these new standards, the Company designated its cash as held-for-trading, which are measured at fair value. Accounts receivable, GST receivable and subscription receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities. Marketable securities are classified as available-for- sale which are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amount would be recorded in net income.

The Company’s "other comprehensive income or loss" transactions during the six months ended August 31, 2007 of ($62,937).

The Company undertakes certain transactions in foreign currencies denominated in U.S. dollars and Mexican Pesos and as such is subject to risk due to fluctuations in exchange rates. Foreign exploration expenditures of the Company are due and payable in the short-term and accordingly, management believes there is not significant exposure to foreign currency fluctuations. The Company does not use derivative instruments to hedge exposure to foreign exchange rate risk.

n)	Comparative Figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year.

NOTE 3 – BUSINESS ACQUISITION

On April 11, 2005, the Company entered into a share purchase agreement (“the Agreement”) with Murcielago Capital S.A. (“Murcielago”) to acquire 5,000,000 common shares (out of a total of 5,050,000 issued and outstanding shares) of Minerales Jazz S.A. de C.V. (“Minerales Jazz”), a private Mexican mining exploration company. The main asset held by Minerales Jazz is the Vianey Mine concession, located in Guerrero State, Mexico.

Under the terms of the Agreement, the Company made a cash payment of $150,000 and issued 900,000 common shares and 100,000 share purchase warrants. Each share purchase warrant entitled the holder to acquire one common share of the Company at a price of $0.40 per share. The warrants were not exercised and expired on July 20, 2006.

JOURNEY RESOURCES CORP.
Notes to the Consolidated Financial Statements
August 31, 2007
(Expressed in Canadian Dollars)

NOTE 3 – BUSINESS ACQUISITION (Continued)

The common shares and share purchase warrants issued on the acquisition were recorded based on their fair values. The fair value of the common shares was $360,000 and was based on the trading value of the Company’s common shares at the date of the closing of the Agreement. The fair value of the share purchase warrants was $3,336 and was calculated using the Black-Scholes option pricing model assuming a risk-free interest rate of 2.86%; dividend yield of 0%; a stock price volatility of 103%; and an expected life of 1 year. On September 11, 2006, the Company also exercised the option to purchase for a nominal amount the remaining 50,000 common shares of Minerales Jazz by making a cash payment of $10.

Under the terms of the Agreement, the Company is required to issue additional shares as follows:

(a)	500,000 common shares on or after that date which is seven business days following completion by the Company of the work program recommended in a technical report; and

(b)

800,000 common shares on or after that date which is seven business days following the earlier of (i) the completion of an economically viable pre-feasibility study on the Vianey Mine, and (ii) the commencement of commercial production.

As at August 31, 2007, the Company has issued an additional 500,000 common shares on the completion of the work program 2007(Note 8(a)(iv)). The fair value of these common shares totalled $125,000 and were accounted for as an increase in the cost of the acquired assets on June 6, 2007.

These consolidated financial statements include the results of operations of Minerales Jazz commencing from July 20, 2005, the date of acquisition.

NOTE 4 – MARKETABLE SECURITIES

	August 31, 2007		November 30, 2006
	Market Value	Book Value	Market Value	Book Value
	$	$	$	$

Marketable Securities	125,000	125,000	274,128	219,037

During the period ended August 31, 2007, the Company received another 500,000 Wits Basin shares pursuant to Option Agreement (Note 6a) and sold 600,000of Wits Basin shares and a gain of $118,928 was recognized on sale of marketable securities. As of August 31, 2007, the Company owned 500,000 (November 30, 2006 – 600,000) common shares of Wits Basin. These shares are listed on the Over-The-Counter Bulletin Board in the United States and are subject to resale restrictions under the US Securities Law, unless the Company exercises its piggyback rights with Wits Basin to register these shares with the US Securities and Exchange Commission.

NOTE 5 – RECLAMATION BOND

The Company has deposited US$5,800 (CDN$6,818) with the United States Department of Agriculture Forest Service for future mineral claim site reclamation costs associated with the Musgrove Creek Gold Project (Note 6a). The Company has determined that it does not have any significant site restoration liabilities as at August 31, 2007.

JOURNEY RESOURCES CORP.
Notes to the Consolidated Financial Statements
August 31, 2007
(Expressed in Canadian Dollars)

NOTE 6 – MINERAL PROPERTIES

	November 30,	Additions	November 30,	Additions	August 31,
	2005		2006		2007
	$	$	$	$	$
Musgrove Creek Gold Project,
Idaho, USA (Note 6a)
Acquisition Costs	241,915	131,837	373,752	85,300	459,052
Exploration Expenditures:
Assay	-	48,085	48,085	-	48,085
Drilling	-	246,159	246,159	39,305	285,464
Field Supplies	-	2,663	2,663	4,876	7,539
General and Administrative	-	8,797	8,797	429	9,226
Geochemical Survey	-	91,991	91,991	7,876	99,867
Geological	-	54,529	54,529	2,965	57,494
Maintenance Fees	-	11,073	11,073	-	11,073
Staking and Recording	-	6,766	6,766	-	6,766

	241,915	601,900	843,815	140,751	984,566
Empire Mine Project
Idaho, USA (Note 6b)
Acquisition Costs	-	522,269	522,269	-	522,269
Exploration Expenditures:
Assay	-	58,391	58,391	86,155	144,546
Drilling	-	500,412	500,412	3,310	503,722
Engineering	-	34,271	34,271	47,740	82,011
Field Costs	-	167,569	167,569	6,252	173,821
General and Administrative	-	18,483	18,483	13,058	31,541
Geological	-	125,192	125,192	37,803	162,995
Staking and Recording	-	-	-	31,253	31,253

	-	1,426,587	1,426,587	225,571	1,652,158
Vianey Mine Silver Project,
Guerrero State, Mexico (Note 6c)
Acquisition Costs	592,474	30,010	622,484	125,000	747,484
Option Payments Received	-	(219,037)	(219,037)	(187,936)	(406,973)
Exploration Expenditures:
Drilling	-	225,325	225,325	108,682	334,007
Engineering	-	-	-	30,000	30,000
Field and Exploration	41,393	128,116	169,509	118,649	288,158
General and Administrative	4,000	15,279	19,279	14,927	34,206
Geological	-	52,905	52,905	55,249	108,154
Recovery from Optionee	-	(359,820)	(359,820)	(320,872)	(680,692)

	637,867	(127,222)	510,645	(56,301)	454,344

	879,782	1,901,265	2,781,047	310,021	3,091,068

JOURNEY RESOURCES CORP.
Notes to the Consolidated Financial Statements
August 31, 2007
(Expressed in Canadian Dollars)

NOTE 6 – MINERAL PROPERTIES (Continued)

a)	Musgrove Creek Gold Project

On September 29, 2005, the Company signed a letter of intent, and on November 30, 2005, the Company signed an option agreement, as amended on May 23, 2007 (the “Agreement”) with Roxgold Inc. (formerly Wave Exploration Corp.) and Wave Mining Inc. to acquire all of its rights, title and interest in certain claims known as the Musgrove Creek Gold Property (“Musgrove Property”). The Musgrove Property consists of 47 unpatented claims situated in the Cobalt Mining District, Lemhi County, Idaho, USA.

Under the terms of the Agreement, the Company was granted an option to earn a 100% interest in the Musgrove Property by making a total of $200,000 cash payments (paid) and issuing 375,000 common shares (300,000 shares issued in fiscal 2005 and 75,000 shares issued on June 20, 2007 (Note 8iv)) of the Company on or before June 30, 2007.

The Company issued to an unrelated party 100,000 of its common shares, with a fair value of $32,500, as a finder’s fee.

Under the terms of the Agreement, the Company assumed the underlying lease agreement dated June 12, 2003 with respect to certain mineral claims that comprise the Musgrove Property. The underlying lease has a 10 year term and can be renewed for two successive terms of 10 years provided that the conditions of the lease are met. The Company is required to pay annual lease payments to the underlying lessor which progressively increase from US$25,000 due on the third anniversary (June 12, 2006) of the lease to a maximum of US$50,000 per year for the duration of the lease. These claims are subject to an underlying 2% production royalty and a lump sum payment of $1,000,000 upon completion of a feasibility study. In addition, the Company is required to incur minimum annual exploration expenditures of $100,000 on the property during the term of the lease. As at August 31, 2007, the Company paid a total of US$55,000 for the third and fourth annual lease payments to the underlying lessor.

In 2006, the Company staked and recorded an additional 40 claims to the Musgrove Property.

On June 13, 2007, the Company fulfilled its obligations under the Agreement and earned 100% interest in the Musgrove Property.

b)	Empire Mine Project

On May 29, 2006, the Company signed an option agreement with Trio Gold Corp. (“Trio”) to acquire a 50% lease interest in certain mining claims known as the Empire Mine Property (“Empire Property”). The Empire Property consists of 23 patented mining claims, 6 mill-site claims and 21 unpatented mining claims situated in the Alder Creek Mining District, Custer County, Idaho, USA.

Under the terms of the agreement, the Company may earn a 50% lease interest in the property by making a non-refundable deposit of US$50,000 (paid), a cash payment of $200,000 (paid), and issuing 700,000 common shares of the Company (issued). The Company is required to incur a minimum of US$1,500,000 in exploration expenditures on the property on or before August 31, 2007, however, this date has been extended pending the outcome of the current litigation between Trio and the underlying lessor. Once all requirements are met, the Company will be deemed to have earned a 50% lease interest in and to the claims, and a joint venture between the Company and Trio will be formed.

The Company also issued to an unrelated company 200,000 of its common shares, with a fair value of $58,000, as a finder’s fee.

The Company staked and recorded an additional 10 claims to the Empire Property on January 09, 2007 at a total cost of USD$411,450.

JOURNEY RESOURCES CORP.
Notes to the Consolidated Financial Statements
August 31, 2007
(Expressed in Canadian Dollars)

NOTE 7 – MINERAL PROPERTIES (Continued)

b)	Empire Mine Project (Continued)

On June 26, 2006, Trio was served with a Statement of Claim asserting that Trio was in breach of the underlying lease agreement with the underlying lessor with respect to the ownership of the mineral claims comprising the Empire Property. Trio filed a Statement of Defense and Counterclaim on July 20, 2006. Management of Trio and the Company are of the opinion that the Statement of Claim is without merit. As at August 31, 2007, the outcome of these proceedings is uncertain. The resolution of this uncertainty will determine whether there is a loss or impairment of the Company’s mining interest in the property. As the outcome has yet to be determined, the Company has not made any provision in the financial statement for any loss or impairment in the carrying value of the mineral property.

c)	Vianey Mine Silver Project

On April 11, 2005, the Company acquired 100% of Minerales Jazz which is the beneficial holder of the Vianey Mine concession (Note 3). The Vianey Property is held pursuant to an exploitation concession issued on May 5, 1979 by the government of Mexico and will expire in 2029, unless renewed.

On June 28, 2006, the Company signed an Option Agreement with Wits Basin whereby the Company granted Wits Basin the option to acquire up to a 50% interest in the Vianey Property. On December 18, 2006, Wits Basin has earned a 25% interest in the Vianey Property by issuing 600,000 of its common shares and incurring US$500,000 in exploration expenditures, and entered into a joint venture agreement with the Company. The Company, who will act as the operator, holds the remaining 75% interest under the joint venture.

Under the terms of the joint venture agreement, Wits Basin maintains its option to earn an additional 25% interest in the Vianey Property by fulfilling certain payment and expenditure requirements, including the issuance of 500,000 shares received on January 9, 2007 and incurring an additional US$500,000 exploration expenditures for funding of a Phase II drilling project on or before September 30, 2007, which date has been extended by the Company. As of August 31, 2007, Wits Basin incurred US$100,000 towards Phase II drilling project.

The Company issued to an unrelated party 100,000 of its common shares, with a fair value of $30,000, as a finder’s fee.

NOTE 7 – PROPERTY AND EQUIPMENT

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$
August 31, 2007
Computer Equipment	8,768	2,207	6,561
Exploration Equipment	242,151	-	242,151
Furniture and Fixtures	5,454	990	4,464

	256,373	3,197	253,176
November 30, 2006
Computer Equipment	4,737	928	3,809
Furniture and Fixtures	4,804	218	4,586

	9,541	1,146	8,395

JOURNEY RESOURCES CORP.
Notes to the Consolidated Financial Statements
August 31, 2007
(Expressed in Canadian Dollars)

NOTE 8 – SHARE CAPITAL

a)	Issued and Outstanding

Unlimited number of common shares without par value

	Number of	Amount	Contributed
	Common Shares		Surplus
		$	$
Balance, November 30, 2005	14,190,898	4,004,723	387,854
Issued During the Year
For Cash
Private Placement (i)	3,765,232	1,129,570	-
Exercise of Warrants (ii)	5,745,000	1,311,750	-
For Mineral Properties
Empire Project (Note 6b)	900,000	261,000	-
Vianey Project (Note 6c)	100,000	30,000	-

Finder’s Fees and Share Issue Costs	-	(110,203)	-
Stock-based Compensation	-	-	536,753

Balance, November 30, 2006	24,701,130	6,626,840	924,607

Issued During the Period
For Cash
Private Placement (ii)	2,801,430	980,501	-
Exercise of Warrants (ii)	643,000	244,340	-
Exercise of Options (iii)	166,627	58,320	-
For Mineral Properties
Vianey Project (Note iv)	500,000	125,000	-
Musgrove Project (Note iv)	75,000	27,000	-

Finder’s Fees and Share Issue Costs (ii)	-	(83,587)	20,194
Fair Value of Options Exercised (iii)	-	67,504	(67,504)
Stock-based Compensation	-	-	57,108

Balance, August 31, 2007	28,887,187	8,045,918	934,405

(i)

During the year ended November 30, 2006, the Company completed a non-brokered private placement for 3,765,232 units at $0.30 per unit for total proceeds of $1,129,570. Each unit consists of one share and one share purchase warrant (“Warrant”). Each warrant entitles the holder to purchase one additional share of the Company at $0.38 per share for a period of two year from the closing date.

The private placement was closed in two tranches. The first tranche of 2,536,666 units was closed on January 13, 2006 for gross proceeds of $761,000. The second tranche of 1,228,566 units was closed on March 21, 2006 for gross proceeds of $368,570. The Company paid finders’ fees totalling $91,056 in connection with this private placement. During the period ended August 31, 2007, 643,000 warrants of this private placement were exercised for total proceeds of $244,340.

(ii)

On April 24, 2007, the Company closed a private placement for 2,801,430 units at $0.35 per unit for total proceeds of $980,501. Each unit consists of one common share and one share purchase warrant exercisable to purchase one additional share at $0.55 per share until April 24, 2009. The Company paid finder’s fees totalling $62,240 in connection with this private placement and issued 172,114 broker’s warrants. Each broker warrant is exercisable into one common share at a price of $0.55 per share until April 24, 2009. A fair value of $20,194 was recorded in the share issue costs.

JOURNEY RESOURCES CORP.
Notes to the Consolidated Financial Statements
August 31, 2007
(Expressed in Canadian Dollars)

NOTE 8 – SHARE CAPITAL (Continued)

(iii)	During the nine month period ended August 31, 2007, 166,627 stock options were exercised for total proceeds of $58,320. A fair value of $67,504 was recognized on these exercised options.

(iv)

During the nine month period ended August 31, 2007, the Company issued 500,000 common shares at a deemed value of $0.25 on the acquisition of Vianey property (Note 3) and 75,000 common shares at $0.36 on the acquisition of Musgrove property (Note 6a).

b)	Stock Options

The Company has established a stock option plan which provides for the granting of incentive stock options up to a maximum of 10% of the Company’s issued and outstanding common shares. The Company has issued options to directors, officers, employees and consultants. Terms of the options granted are subject to determination and approval by the Board of Directors. All options granted are subject to a four-month hold period from the date of grant as imposed by the TSX Venture Exchange.

	Number	Weighted Average
	of Options	Exercise Price
		$
Balance, November 30, 2005	1,315,000	0.39

Granted	1,500,000	0.31
Cancelled	(715,000)	0.42

Balance, November 30, 2006	2,100,000	0.32

Granted	900,000	0.38
Cancelled	(300,000)	0.40
Exercised	(166,627)	0.35

Balance, August 31, 2007	2,533,373	0.33

As at August 31, 2007, the Company has the following options outstanding:

	Options Granted and Outstanding			Options Vested and Exercisable
		Weighted	Weighted		Weighted
		Average	Average	Number of	Average
Range of	Number	Remaining	Exercise	Shares	Exercise
Exercise Prices	of Shares	Contractual life	Price	Exercisable	Price

$0.30 to $0.40	2,533,373	4.03 year	$0.33	1,983,373	$0.33

The options expire between May 4, 2007 and February 28, 2012.

Subsequently, 400,000 stock options were cancelled.

JOURNEY RESOURCES CORP.
Notes to the Consolidated Financial Statements
August 31, 2007
(Expressed in Canadian Dollars)

NOTE 8 – SHARE CAPITAL (Continued)

c)	Share Purchase Warrants

	Number	Weighted Average
	of Warrants	Exercise Price
		$
Balance, November 30, 2005	5,890,000	0.23

Issued	3,765,232	0.38
Exercised	(5,745,000)	0.23
Expired	(145,000)	0.32

Balance, November 30, 2006	3,765,232	0.38

Issued	2,973,544	0.55
Exercised	(643,000)	0.38

Balance, August 31, 2007	6,095,776	0.50

As at August 31, 2007, the Company has the following warrants outstanding:

	Exercise Price
August 31, 2007	$	Expiry Date

1,893,666	0.38	January 13, 2008
1,228,566	0.38	March 21, 2008
2,973,544	0.55	April 24,2009

6,095,776

d)	Stock Based Compensation

The fair value of stock options and brokers warrants granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants made during the periods ended August 31, 2007 and 2006:

	2007	2006

Risk-Free Annual Interest Rate	3.9 – 4.5%	3.9 – 4.4%
Expected Annual Dividend Yield	0%	0%
Expected Stock Price Volatility	82%	167 – 217%
Expected Life of Option	2 - 5 year	4 year

The weighted average fair value per share of stock options granted during the period ended August 31, 2007 was $0.37 (February 28, 2006 – $Nil) per share. During the period ended August 31, 2007 and 2006, the Company recognized $57,108 and $188,857, respectively, of stock based compensation expense for options granted to directors, officers, and consultants.

Option pricing models require the input of highly subjective assumptions. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a single reliable measure of the fair value of the Company’s stock options and brokers warrants.

e)	Escrow Shares

As at August 27, 2007, the number of shares held in escrow was 226,630 (November 30, 2006 – 248,168).

JOURNEY RESOURCES CORP.
Notes to the Consolidated Financial Statements
August 31, 2007
(Expressed in Canadian Dollars)

NOTE 9 – SHORT TERM LOAN

On August 27, 2007, the Company entered in to a loan agreement and promissory note with 369 Terminal Holding Ltd. (the “Lender”), whereby the Lender loaned to the Company $200,000 (the “Loan”) for a period of one year in order to purchase a skid mounted Hydracore 2000 diamond drill. The loan was secured by the registration of a charge on the drill in the name of the Lender. The Loan is repayable on or before August 27, 2008, and bears interest at a rate of 15% per annum. In addition to the repayment of the Loan by the Company, the Company will issue a bonus of up to 100,000 common shares to the Lender. 50,000 share will be issued in January 2008 and an additional 50,000 will only be issued if the Company has not repaid the Loan prior to January 1, 2008.

NOTE 10 – RELATED PARTY TRANSACTIONS

In addition to those transactions disclosed elsewhere in these financial statements, the Company had the following transactions with related parties:

a)	Included in due from related parties is a short term loan of $10,000 (November 30, 2006 – $Nil) advanced to a company with a director in common. Subsequently, the loan was paid in full.

b)	Included in share subscriptions receivable is $Nil (November 30, 2006 – $139,000) due from the President of the Company for share purchase warrants exercised.

c)

During the period ended August 31, 2007, the Company paid management fees of $63,000 (2006 – $36,000) to a company controlled by the President of the Company for management and consulting services performed. Included in prepaid expense is $3,500 (2005 – $Nil) paid to this company for management fees for the month of September 2007.

d)

During the period ended August 31, 2007, the Company paid management fees of $Nil (2006 – $36,000) to a company controlled by a person related to the President of the Company for management and consulting services performed.

The amounts are unsecured, bear no interest and have no specified terms for repayment. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

NOTE 11 – COMMITMENT

On April 1, 2006, the Company entered into a lease agreement with an unrelated third party to lease office premises commencing April 1, 2006 for a term of two years. The Company is committed to pay monthly basic rent of $1,993 plus monthly operating costs and taxes estimated at $2,100 for an annual total of $49,116.

On May 9, 2007, the Company engaged Small Cap Invest Ltd. (“SCI”), a European public relations firm for small and medium size companies to provide investor relations services to the Company in Europe. Under the terms of the agreement, the Company will pay SCI a monthly fee in $5,000 Euros plus expenses for the duration of the initial twelve-month term and granted 250,000 stock options of the Company exercisable at $0.35 per share expiring on May 9, 2009.

JOURNEY RESOURCES CORP.
Notes to the Consolidated Financial Statements
August 31, 2007
(Expressed in Canadian Dollars)

NOTE 12 – SUPPLEMENTAL CASH FLOW INFORMATION

	For the Three Months ended		For the Nine Months ended
	August 31,		August 31,
	2007	2006	2007	2006
Change in Non-Cash Working	$	$	$	$
Capital Accounts
Accounts Receivable	(42,000)	-		(2,582)
GST Recoverable	5,467	(8,495)	10,004	(38,953)
Prepaid Expenses and Deposits	36,369	13,302	20,379	(27,853)
Accounts Payable and Accrued	29,958	59,320	435,290	(8,330)
Liabilities

	113,794	64,127	(404,907)	(77,718)

Significant Non-Cash Investing
Activities
Shares Issued for Mineral Property	152,000	279,000	152,000	279,000
Shares Issued for Finder’s Fees	-	30,000	-	30,000
Shares of Wits Basin Received Pursuant
to Option Agreement	-	-	187,936	219,037

NOTE 13 – SUBSEQUENT EVENT

1.

On October 18, 2007, the Company entered into a mineral claim purchase agreement (the "Purchase Agreement") with Marlene Ore Lamilla (the "Owner"), to acquire a 100% right, title and interest in and to certain mining claims comprising the Silver Mountain property in Lima, Peru, through its wholly owned Peruvian subsidiary, Minera Journey Resources Peru SAC.

In consideration for a 100% right, title and interest in and to the property, the Company shall pay to the Owner $80,000 and issue 2,500,000 common shares on or before November 1, 2007. In addition, the Company will pay the Owner a 1% net smelter royalty in the event of commercial production of the Property. A finders' fee will also be payable in connection with the acquisition of the Property.

2.

On October 15, 2007, the Company closed a non-brokered private placement of 2,287,000 units (“Units”) a price of $0.25 per Unit for total proceeds of $571,750. Each Unit consist of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.35 until October 15, 2009.

Finders’ fees were paid in the amount of 8% of gross proceeds, excluding those proceeds raised from insiders of the Company. In addition, finders' share purchase warrants were issued entitling the purchase of 8% of the number of Units sold under the private placement, at a price of $0.35 per finder's warrant, exercisable until October 15, 2007. All of the securities will have a 4 month hold period expiring February 16, 2008.